UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13G


                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                           SOUTHSIDE BANCSHARES, INC.
                                (Name of Issuer)

                          Common Stock, $1.25 Par Value
                         (Title of Class of Securities)

                                   84470P 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [ ]      Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)

                               Page 1 of 6 Pages

CUSIP No. 84470P 10 9           Schedule 13G                           page 2

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON                     Southside Bank Trust Department
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                       (a)   [ ]

                                                                       (b)   [ ]
--------------------------------------------------------------------------------

3    SEC USE ONLY
--------------------------------------------------------------------------------

4    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Texas
--------------------------------------------------------------------------------
                   5    SOLE VOTING POWER

    NUMBER OF           188,686

      SHARES       -------------------------------------------------------------
                   6    SHARED VOTING POWER
   BENEFICIALLY
                        201,138
     OWNED BY
                   -------------------------------------------------------------
       EACH        7    SOLE DISPOSITIVE POWER

    REPORTING           188,686

   PERSON WITH     -------------------------------------------------------------
                   8    SHARED DISPOSITIVE POWER

                        201,138

--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    389,824

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                               5.24%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

                               BK

--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 84470P 10 9           Schedule 13G                           page 3



Item 1.

         (a)      Name of Issuer:
                  --------------

                  Southside Bancshares, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  1201 South Beckham Avenue
                  Tyler, Texas 75701


Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Southside Bank Trust Department (the "Reporting Person")

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  1201 South Beckham Avenue
                  Tyler, Texas 75701

         (c)      Citizenship:
                  -----------

                  Texas

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $1.25 par value

         (e)      CUSIP No.:
                  ---------

                  84470P 10 9


Item 3.           If this statement is filed pursuant to ss.ss.240.13d-1(b)   or
240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ]      Broker or dealer  registered under section  15 of the
                           Act (15 U.S.C. 78o).

         (b)      [X]      Bank  as  defined  in  section  3(a)(6)  of  the  Act
                           (15 U.S.C. 78c).

         (c)      [ ]      Insurance company as  defined in section  3(a)(19) of
                           the Act (15 U.S.C. 78c).

CUSIP No. 84470P 10 9           Schedule 13G                           page 4

         (d)      [ ]      Investment  company  registered  under section of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      [ ]      An  investment adviser in accordance withss.240.13d-1
                           (b)(1)(ii)(E);

         (f)      [ ]      An employee benefit plan or endowment fund in accord-
                           ance withss.240.13d-1(b)(1)(ii)(F);

         (g)      [ ]      A parent holding company or control person in accord-
                           ance withss.240.13d-1(b)(1)(ii)(G);

         (h)      [ ]      A  savings  association as defined in Section 3(b) of
                           the Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      [ ]      A church  plan that is excluded  from the  definition
                           of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      [ ]      Group, in accordance withss.240.13d-1(b)(1)(ii)(J).


Item 4.  Ownership.
         ---------

     The following information relates to the reporting person's ownership of Common Stock, $1.25 par value, of the issuer as of May 23, 2001.


         (a)      Amount Beneficially Owned:
                  -------------------------

                  389,824

         (b)      Percent of Class:
                  ----------------

                  5.24%

         (c)      Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                        (i)         Sole power to vote or to direct the vote:

                                    188,686

                       (ii)         shared power to vote or to direct the vote:

                                    201,138

CUSIP No. 84470P 10 9           Schedule 13G                           page 5

                      (iii) sole power to dispose or to direct the disposition of:

                                    188,686

                       (iv) shared power to dispose or to direct the disposition of:

                                    201,138


Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

                  All of the shares reported as beneficially owned in this Amendment No. 1 to Schedule 13G are held by the Reporting Person in a fiduciary capacity for the benefit of third parties. None of the interests of those third parties relates to more than five percent of the securities of the Issuer.

                  Of the 389,824  Shares reported as  beneficially owned in this
Schedule 13G, 201,138 shares (the "Plan Shares") are held in the Reporting Person's capacity as Trustee for the Southside Bancshares Employee Stock Ownership Plan (the "Plan"). Under the Plan, the Reporting Person has little discretion with regard to the voting of the Plan Shares. The Reporting Person votes the Plan Shares as instructed by either the Plan participants or the Administrative Committee of the Plan, comprised of management of Southside Bancshares, Inc. (the "Issuer"). The Reporting Person shares the investment power over the Plan Shares with the Administrative Committee. The Reporting Person invests in the Issuer's stock at the direction of the Administrative Committee. The Reporting Person must purchase and maintain in the Plan sufficient shares of the Issuer's stock to make distributions in accordance with the Plan Agreement. The Administrative Committee decides the extent to which the Plan shall be invested in the Issuer's stock. The Administrative Committee also decides the price at which the Issuer's stock will be purchased or sold.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

CUSIP No. 84470P 10 9           Schedule 13G                           page 6


Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                  Not Applicable.


Item 9.  Notice of Dissolution of Group.
         ------------------------------

                  Not Applicable.


Item 10. Certification.
         -------------

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 24, 2001




                                  By:  /s/ Kathy Hayden
                                       -----------------------------------------
                                       Name/Title:  Kathy Hayden, Vice President
                                                    and Trust Officer